UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 25, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

Saxon Capital, Inc. (the "Company") is furnishing the text of presentation materials, included as Exhibit 99.1 to this report, pursuant to the Securities and Exchange Commission's Regulation FD. The materials also will be posted to the Company's website at www.saxonmortgage.com. The presentation materials were prepared to be used by Company management beginning on September 25, 2006 in meetings with investors. This information is furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing. By filing this report on Form 8-K and furnishing this information, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Text of presentation materials

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 25, 2006

SAXON CAPITAL, INC.

By: /s/Carrie J. Pettitt
_____

Carrie J. Pettitt
Vice President and Controller

INDEX TO EXHIBITS

Exhibits

99.1   Text of presentation materials

EXHIBIT 99.1



Saxon Capital, Inc.

September 2006

FORWARD LOOKING STATEMENTS

Statements in this presentation other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this presentation is as of June 30, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.

Saxon Capital, Inc.™

INFORMATION & WHERE TO FIND IT

- ☐ Reg AB static pool data can be found at www.saxonmortgage.com/staticpool.

- ☐ Corporate presentations, company financials, corporate SEC filings and other useful links can be found at www.saxonmortgage.com (click on the Investor Relations link).

- ☐ Underwriting guidelines, matrices and product profiles can be found at www.esaxon.com/wholesale/index.jsp (under Matrices).

- ☐ Securitization program (SAST) information can be found at www.saxonmortgage.com   Information available includes:

  - Pricing information and the prospectus for our transactions
  - Remittance statements and transaction profile reports
  - Monthly CPR analysis and actual vs. pricing CPR
  - Quarterly loss reports and loss severity report
  - Prepayment penalty collection and roll rate information

Saxon Capital, Inc.™

MERGER AGREEMENT

Saxon Capital, Inc. Agrees to be Acquired by Morgan Stanley

On Aug. 9, 2006 Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), announced the signing of a definitive merger agreement pursuant to which Morgan Stanley (NYSE: MS) will acquire all of the outstanding shares of Saxon for $14.10 per share in cash. The total value of the transaction is approximately $706 million. The acquisition is subject to certain terms and conditions customary for transactions of this type, including receipt of regulatory approvals and Saxon shareholder approval, and is expected to be completed by the end of 2006.

SAXON COMPANIES


Saxon Capital, Inc.
Saxon Funding Management, Inc.
(QRS)
Saxon Capital Holdings, Inc.
(TRS)
SASCO
(ABS Issuer)
Saxon Mortgage, Inc.
Saxon Home Mortgage
Saxon Mortgage Services, Inc.
A nationally recognized wholesale and correspondent mortgage lending company
Name under which Saxon Mortgage, Inc. conducts retail lending business, through a network of regional lending centers and centralized lending platforms.
A premier mortgage servicing company

Saxon Capital, Inc.

SAXON STRATEGY

- ☐ Saxon is building a high-quality non-conforming mortgage loan portfolio
  - Portfolio accounting (no on-balance-sheet residual valuation)
  - Generally hold and securitize 100% of 1st lien production
  - Holder of the first loss/residual risk (generally below BBB– credit risk)
  - Proactively manage the credit risk through our "Life of the Loan Credit Risk Management" philosophy
  - Nine+ years of performance history in our enterprise data warehouse
- ☐ Grow 3rd party servicing
  - Managed growth
  - Utilize capacity in Texas and Virginia servicing centers
    - Texas capacity of $30B; currently at approximately 76% capacity
    - Virginia capacity of $20B; currently at approximately 17% capacity
- ☐ Initiation of conduit purchase program

Saxon Capital, Inc.™

SAXON STRATEGY Con't

☐ Improve efficiencies and reduce costs

- Consolidated the back-office operations of the wholesale and retail channels (2005)

- I-deals – new automated underwriting engine (2005)

- MRG – automated closing doc generation and delivery (2005)

- Netox – new origination platform (May 2006)

- elock – automated lock function (4th Quarter 2006)



Saxon Capital, Inc.

HISTORICAL PERFORMANCE

Data as of June 30, 2006

Total Net Revenue (In Millions)



Net Interest Income (In Millions)



Net Servicing Income (In Millions)



Shareholders' Equity (In Millions)



Debt-to-Equity



Return on Average Assets





8

CONDENSED CONSOLIDATED BALANCE SHEET

Data as of June 30, 2006

	30-Jun-06	31-Dec-05
Assets:		
Cash	$13,344	$6,053
Trustee receivable	139,937	135,957
Restricted Cash	6,005	147,473
Accrued interest receivable, net of allowance for past due interest losses of $13,921 and $16,086 respectively	43,055	38,182
Mortgage loan portfolio	6,758,659	6,444,872
Allowance for loan losses	(35,412)	(36,639)
Net mortgage loan portfolio	6,723,247	6,408,233
Servicing related advances	220,101	185,297
Mortgage servicing rights, net	145,327	129,742
Real estate owned	41,079	38,933
Derivative assets	40,023	19,954
Deferred tax asset	53,908	53,724
Other assets, net	70,621	68,530
Total assets	$7,496,647	$7,232,078
Liabilities and shareholders' equity:		
Liabilities:		
Accrued interest payable	$10,588	$8,357
Dividends payable	25,468	32,539
Warehouse financing	245,979	378,144
Securitization financing	6,434,332	6,182,389
Derivative liabilities	21,022	8,589
Senior notes	150,000	0
Other liabilities	29,577	28,925
Total liabilities	6,916,966	6,638,943
Shareholders' equity:		
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 50,080,215 and 50,001,909 as of June 30, 2006 and December 31, 2005, respectively	501	500
Additional paid in capital	636,298	634,023
Accumulated other comprehensive loss, net of income tax of $(12) and $(16), respectively	(277.00)	(355.00)
Accumulated deficit	(56,841.00)	(41,033.00)
Total shareholders' equity	579,681	593,135
Total liabilities and shareholders' equity	$7,496,647	$7,232,078



Saxon Capital, Inc.

9

PORTFOLIO SUMMARY

Data as of June 30, 2006

Servicing Portfolio



$19.7 billion
= 75%

$6.7 billion
= 25%

Volume & Channel Mix						
	2001	2002	2003	2004	2005	YTD 2006
Volume ($B)	$2.33	$2.30	$2.84	$3.49	$3.35	$1.66
Wholesale	41.4%	45.1%	41.3%	42.9%	45.1%	47.9%
Retail	19.2%	28.1%	26.8%	27.6%	21.3%	18.7%
Correspondent - Flow	15.2%	16.6%	24.6%	24.3%	28.0%	25.2%
Correspondent - Bulk	24.2%	10.2%	7.2%	5.2%	5.6%	1.1%
Conduit	0.0%	0.0%	0.0%	0.0%	0.0%	7.2%
	100%	100%	100%	100%	100%	100%

Top 5 States by Funded Volume Funded 1/1/06-6/30/06		
State	Loan Amount - Original	Percent
CA	277,526,308	16.20%
MD	242,968,421	14.18%
FL	199,982,031	11.67%
NY	143,197,701	8.36%
VA	116,998,998	6.83%
		57.24%
Funded volume includes conduit loans		

Saxon Capital, Inc.™

10

QUARTERLY PRODUCTION STATISTICS
Second Quarter 2006

Data as of June 30, 2006

Credit Score	Funded Volume (000's)*	% of Total Funded Volume	WAC - Fixed	WAC - ARM	WA CREDIT SCORE	WA CLTV
> 650	$150,521	18.80%	7.94%	8.14%	686	80.38%
601-650	$281,667	35.18%	8.19%	8.14%	623	80.35%
551-600	$277,824	34.70%	8.43%	8.56%	578	77.98%
526-550	$57,566	7.19%	9.48%	9.14%	539	75.57%
< 525	$32,586	4.07%	10.10%	9.67%	511	70.90%
N/A**	$560	0.07%	N/A	10.13%	N/A	68.20%
Totals	**$800,645**	**100%**	**8.30%**	**8.50%**	**608**	**78.80%**

*Funded volume excludes conduit loans

**These loans have unavailable credit scores

WA = Weighted Average







12-Mth Bank Statements 5%
Stated Doc 27%
Limited Doc. 2%
Full Doc. 66%

Fixed 30%
2 Yr Hybrid 18%
3-5 Yr Hybrid 10%
I/O ARM 19%
40/30 & 50/30 ARM 22%

Saxon Capital, Inc.

11

SAST COLLATERAL SUMMARY*

	SAST 2005-4A	SAST 2005-4A	SAST 2005-4A	SAST 2006-0?	SAST 2006-0?	SAST 2006-0?	SAST 2006-02	SAST 2006-02	SAST 2006-02
	Arm	Fixed	Total	Arm	Fixed	Total	Arm	Fixed	Total
Fixed vs ARMs	78%	22%	100%	80%	20%	100%	75%	25%	100%
Loan Count	2,409	954	3,363	2,092	728	2,753	3,782	1503	5,280
Sched Bal									
WTD Avg Credit Score									
WTD Avg Coupon									
WTD Avg Gross Margin									
WTD LTV									
WTD CLTV									
WTD CLTV Original Adj									
LTV>80%									
LTV>90%									
LTV>95%									
Avg Scheduled Balance									
Max Scheduled Balance									
Balloon Loan %									
40/30 Balloon %									
% Silent 2nds									
% Second Lien									
WTD Avg Periodic Cap									
WTD Avg Life Cap									
WTD Avg DTI Total									
WTD Avg Initial Cap									
WTD Avg Life Floor									
WTD Avg Life Ceiling									
Total DTI < 40%									
Total DTI > 50%									
% Full Doc									
% Stated Doc									
% Stated Wage Earners									
% Purchase									
% Cash Out									
% Owner Occ									
% Second Home									
% Investor									
% IO									
% with PPM Penalty									
Single Family All Del									
Single Family Del									
A+ or Better									
A									
A-									
A-									
B									
C									
D									

*At settlement



Saxon Capital, Inc.™

CREDIT SCORE MIGRATION

Data as of June 30, 2006

Credit Score	2006	2005	2004	2003	2002	2001	2000
WTD Avg Credit Score	608	614	622	618	605	593	580
> 650	19.16%	24.98%	31.11%	44.32%	29.19%	17.94%	6.61%
601-650	34.64%	33.90%	30.94%	20.56%	24.56%	18.48%	11.19%
551-600	34.19%	28.02%	23.35%	23.22%	29.28%	35.65%	40.93%
526-550	7.32%	7.22%	7.84%	7.35%	11.08%	16.60%	23.06%
< 525	4.62%	5.74%	6.40%	4.16%	5.89%	11.33%	18.21%
Other	0.06%	0.13%	0.36%	0.39%	-	-	-



STATIC POOL DELINQUENCEY

Data as of June 30, 2006

Outstanding Portfolio Balance by Year:

2001 = 3.30%	2004 = 27.80%
2002 = 5.67%	2005 = 40.75%
2003 = 11.17%	





STATIC POOL LOSSES BY FUNDED YEAR





Data as of June 30, 2006

% of Original Balance
5.0%
4.5%
4.0%
3.5%
3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
1
4
7
10
13
16
19
22
25
28
31
34
37
40
43
46
49
52
55
58
61
64
67
70
2001 actual
2002 actual
2003 actual
2004 actual
SAX 2001
SAX 2002
SAX 2003
SAX 2004
SAX 2005
2001 Proj
2002 Proj
2003 Proj
2004 Proj
2005 Proj

Saxon Capital, Inc.

LOSS SEVERITY

Data as of June 30, 2006



Total Loss Severity by Deal

Decline in Asset value= 1- Sales Price/UPB
Severity = Losses / UPB



16

Data as of June 30, 2006



Total Loss Severity by Top 5 States Funded 1/1/06-6/30/06

Decline in Asset value= 1- Sales Price/UPB
Severity = Losses / UPB



UNDERWRITING

- ❑ Underwriting
    - 3 operations centers – VA, TX, CA
    - Automated U/W system
    - Automated review for borrower fraud using Appintell's DISSCO system
    - Automated review of property valuation using Appintell's VALVERIFY system
    - Automated review of appraisers against bad appraiser list
    - Full file review by underwriters (post automated u/w approval) to:
        - Identify misrepresentation
        - Review appraisals
        - Ensure satisfaction of conditions
    - Exceptions to Automated U/W system:
        - Approximately 20% of production (Saxon tracks # exceptions and will adjust pricing on # of them)
        - Require countersignature from senior underwriters or management
        - Performance monitoring drives pricing engine rate adjustments

Saxon Capital, Inc.

QUALITY CONTROL

- ❑ Post Funding Quality Control
  - • Adversely selects 10+% of closed loans submitted for purchase based upon LTV ratio, seller, geographic location, product and collateral
  - • Use a statistically based software, Cogent, which allows an adverse selection while maintaining a statistical sampling of the entire month's production.
  - • Subjects audited files to re-verification of all major underwriting components such as income, employment, collateral value and cash to close.
- ❑ DRIP
  - • Monthly meetings of senior managers of Underwriting, QC and Servicing
  - • Review loans recommended for foreclosure to determine any adverse trends
- ❑ Investigation Unit
  - • Performs pre-funding investigations of loans referred by underwriting
  - • Performs 100-150 investigations a month on average
  - • Reviews 100% of early payment default loans (loans which are 60 days delinquent within the first 90 days) for material misrepresentation/fraud
  - • Performs investigations on loans referred by the DRP Committee at SMSI and every first and second payment default

Saxon Capital, Inc.™

CONDUIT PROGRAM (NON-SAST)

- Sellers
  - Minimum tangible net worth of $1,000,000
  - Minimum of (3) years experience in mortgage origination
  - $100MM in originations in prior 12 Months
  - Warehouse lines of at least $10MM

- Pools:
  - Minimum Pool size of $10MM
  - Target $20MM to $100MM
  - Program provides a new infrastructure that would allow SAX to be competitive on pools much larger than $100MM if desired

- Cost Structure:
  - Mostly a variable cost structure: Outsourcing the underwriting and post-closing functions
  - Provides for an easy transition from a supplemental strategy to an opportunistic strategy as market conditions dictate

Saxon Capital, Inc.™

CONDUIT PROCESS – MITIGATING RISK

- Full analysis of seller guidelines prior to bid for risk-based pricing
- Exclusion of high cost loans, LTV's over 100%, negative amortization loans etc.
- 100% re-underwriting on loan pool by third-party contract underwriters
- Fraud Prevention:
  - 100% borrower fraud review and scoring using Appintell's electronic fraud prevention tool (DISSCO).
  - Additional reviews on loans with DISSCO scores that indicate a high risk for borrower fraud
- Property Valuation:
  - 100% property valuation review using Appintell's automated valuation tool (VALVERIFY)
  - Collateral Risk Solutions (CRS) property valuation for 1) Saxon QC targeted areas and 2) High risk VALVERIFY scores
- 100% compliance review of legal docs and disclosures
- Expected loss forecasting through LPS Risk Model, and Saxon's own performance data warehouse

Saxon Capital, Inc.



SERVICING



RATING AGENCY SUMMARY

Fitch Ratings

Rating:

Category	Rating
Rated IBCA	RPS2+

Commentary:

- ❑ Continued to refine servicing platform through operational and technological improvements which enhanced efficiencies and productivity
- ❑ Continued to build strong management team
- ❑ Restructured management and workflows in servicing center
- ❑ Effective loan administration practices
- ❑ Commitment to technology enhancements
- ❑ Reliable default management practices

Standard and Poor's

Ratings:

Category	Rating
Residential Mortgage Subprime Servicer	Above Average
Residential Mortgage Special Servicer	Average

Commentary:

- ❑ Solid management
- ❑ Sound application of technology
- ❑ Effective and dynamic training programs
- ❑ Effective borrower contact and timeline management
- ❑ Satisfactory oversight of outsourced functions
- ❑ Corporate credit rating desirable

Saxon Capital, Inc.

RATING AGENCY SUMMARY Con't

Moody's Investor Service

Rating:

Category	Rating
Primary Servicer of Subprime Loans	SQ2
Special Servicer	SQ2-

Commentary:

- Strong collection abilities
- Above average loss mitigation results
- Above avg. foreclosure and REO timeline management
  - Review of borrower's collection history at 75th day of delinquency
- Effective borrower contact and timeline management
  - Contact through behavioral score
  - NICE call recording technology
  - Postal tracking of borrower payments

Saxon Capital, Inc.

MORTGAGE LOAN SERVICING



SCI: Organic Origination
3rd Party: Purchased

- ❑ Total 2006 portfolio growth 6.45%
- ❑ Portfolio Performance: Total Portfolio
  - Delinquency 60+: 7.95%
  - Loss Severity: 38.86%
- ❑ Cost to service 17 bps (2Q06)
- ❑ Annualized employee turnover rate 27.98%



GEOGRAPHIC SERVICING CONCENTRATION

TOTAL PORTFOLIO

Data as of June 30, 2006



Top 10 States

(based on Total Portfolio)

1. California 28.55%	
2. Florida 9.00%	
3. New York 4.64%	
4. Texas 4.47%	
5. Illinois 3.67%	
6. Maryland 3.64%	
7. Virginia 3.08%	
8. Georgia 3.00%	
9. Michigan 3.00%	
10. Arizona 2.83%	

❑ Top 10 states equal 65.88% of servicing portfolio

❑ Bottom 20 states equal 4.55% of servicing portfolio



SERVICING STRUCTURE



Saxon Mortgage Services, Inc
Performing Asset Management
Customer Service
Early Collections
Non-Performing Asset Management
Loss Mitigation
Foreclosure/Bankruptcy
Special Asset Management
REO Asset Management
Claims Processing
Operations Management
Acquisitions/Document Management
Escrow Services
Customer Relations
Quality Assurance
Training
Financial Operations Management
Payment Processing
Investor Accounting/ Sarbanes-Oxley
Special Loans
Virginia Servicing Operations
Call Center
Loss Mitigation
Asset Review
Training
Shared Services
Information Technology
Human Resources
Legal
Audit
Accounting

CUSTOMER SERVICE & EARLY COLLECTIONS

Predictive Modeling

❑ Calling Campaigns

- The Call Center uses the Freddie Mac Early Indicator Scores product monthly on the entire 0 – 59 portfolio
- The scores range from 000 - 099 with the lower numbers having a higher probability of serious delinquency
- The current month loans are queued in the auto dialing campaigns with higher risk loans taking priority in the dialing order as follow:
  - Day 3:   000 – 006
  - Day 10: 007 – 044
  - Day 17: 045 – 099
- The Call Center also risk weights geographic areas and sorts the call campaigns by Unpaid Principal Balance (UPB)

❑ Efficiency Gains

- The scoring and dialing matrix provides SMSI with efficiency gains by focusing on loans with higher risk of delinquency and higher service levels by not contacting those borrowers who have a history of timely payment

Successes

❑ Cure Ratios

- Current Month: 94.21% (2006Q2)
- 2 Month: 75.37% (2006Q2)

❑ Answer Rate: 98.08% (2006Q2)

❑ Successful customer service survey

❑ Higher customer service level

❑ Lower employee turnover for Texas call center – 22.84% voluntary turnover (2006Q2)

Looking Forward

❑ Customers can create a work-out plan via the web and Integrated Voice Response (IVR)

❑ Speech Recognition and Touch Tone IVR upgrade

❑ Centralized Command Center for real-time adherence and traffic monitoring

Saxon Capital, Inc.™

LOSS MITIGATION

Department Structure

- The Loss Mitigation department is focused on curing delinquencies through aggressive collection efforts and workout options.

- Staffing
  - 5 Loss Mitigation Teams
    - All staff are skilled in managing delinquency types from 60 to 120+ days
  - Workout Team
    - Specializes in all workout options as foreclosure alternatives
  - Loan Recovery Specialist
    - Focuses on 2nd lien monitoring, collections, and repurchases
  - Loan Support Team
    - Supports Default Resolution Plan (DRP), Broker Price Opinion (BPO) orders, property preservation, code compliance, and insurance claims
  - Administrative Support Team
    - Posting exception payments
    - Prepare reinstatement letters and repayment plans
    - Imaging

- Delinquency is tracked in buckets by UPB and loan count
  - 60 – 89 Days
  - 90 – 119 Days
  - 120+ Days

- Workout Options
  - Forbearance and Repayment Plans
  - Modifications
  - Short Sales and Assumptions
  - Deeds-in-Lieu
  - Target staffing: 135 loans per FTE
    - Actual: 142 loans per FTE (2006Q2)

- Incentive Structure
  - Monthly Incentive Breakdown
    - 28% Delinquency (Team)
    - 45% Cure Rate (Team)
    - 15% Answer Rate (Team)
    - 12% Quality Control (Individual)

Management Levels

- Average of 16+ years of industry experience in the Loss Mitigation management team



Predictive Modeling

❑ Early Indicator Scores are utilized in daily collections to identify higher risk delinquencies and to delay foreclosure referrals for lower risk borrowers.

- Foreclosure referrals are delayed according to scores:
  - EIS below 200 (higher risk) refer at 76 days past due
  - EIS above 200 (lower risk) refer at 90 days past due
- Allows for increased cure rates on lower risk loans prior to referral
- Improves probability of cures by delaying advances

Titanium Solutions

❑ Third party resource used to provide face-to-face borrower contact and skip-tracing specifically, targeting no-contact loans

- Improved contact results for no-contact loans
- Submission of financial packages
- Success rate of 42% on loans submitted during 2005

Saxon Capital, Inc.™

eDRP (Default Resolution Plan)

❑ A web-based proprietary system that provides access to information used in monthly Risk Management meetings for pre-foreclosure reviews

- Automated recovery analysis
  - Review
    - Loss AnalysisProperty Valuation
    - Credit Report/SummaryHUD-1 Closing Statement
- Meeting attendees include Underwriting Management, Risk Management, Collections, and the Loss Mitigation staff
- Specific reviews are targeted for loans with a variance of 25% or more between origination appraised value and current value

Saxononline.com

❑ Our customers have the ability to submit financial packages on-line

Venture Mailing

❑ Brochures with financial packages are mailed on loans that roll 90 days delinquent on first day of each month

FastBatch – FastData Suite of Information Solutions

❑ A vendor-based system used to compile information from national databases for use in skip-tracing

- Returns most current information available
- Swift return of data – generally within 5 hours
- Eliminates manual skip-trace work

Saxon Capital, Inc.™

Data as of June 30, 2006



Method of Cure

- Reinstate 64%
- Informal RP Plans 12%
- PIF 16%
- Mod 1%
- Short Sale 2%
- Formal Repay Plans 5%
- Note Sales 0%

Results

Cure Rates (based on UPB)

	2006 YTD	2005	2004	2003	2002
60-89 Days	56.76%	54.33%	58.38%	57.62%	54.78%
90-119 Days	41.83%	39.19%	44.04%	35.00%	34.80%
120-149 Days	28.81%	25.19%	26.44%	23.87%	25.23%
150+ Days	13.18%	13.47%	12.14%	10.08%	11.82%





F/C: Electronic Foreclosure Referral
BPO: Broker's Price Opinion
CBR: Credit Bureau Report
EIB: Early Indicator Score

Saxon Capital, Inc.™

33

FORECLOSURE/BANKRUPTCY

Data as of June 30, 2006



Foreclosure Timelines



Active Bankruptcy Cases



34

REO TIMELINE

Data as of June 30, 2006



	2001	**2002**	**2003**	**2004**	**2005**	**2006**
Average Days on Market	117	130	131	120	123	115



SUMMARY



Strong Management

Existing Portfolio

Servicing Platform

Discipline

- Saxon's management team has one of the strongest reputations in the industry

- Team is made up of seasoned professionals in the mortgage industry

- Saxon has been building its on-balance sheet portfolio since 2001

- Portfolio at 6/30/06 was $6.7 billion

- Saxon does not use gain on sale accounting for securitizations

- Saxon has a servicing platform that is highly rated and scalable

- Servicing business will produce stable cash flow and offset any slowdown in mortgage originations

- Saxon has a culture of discipline in growth, credit, and servicing

- Creating assets for our balance sheet and managing a REIT require similar discipline

Saxon Capital, Inc.™